

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



January 18, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Year-end Cash Dividend Resolution) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 1/26


SAMSUNG
ELECTRONICS

January 14, 2005

Year-end Cash Dividend Resolution

1. Year-end dividend per share
   - Common shares : KRW 5,000
   - Preferred shares : KRW 5,050

2. Year-end dividend yield
   - Common shares : 1.15%
   - Preferred shares : 1.75%

3. Record date : December 31, 2004

4. Annual Dividend (this includes the interim and year-end dividend)

		Current year	Previous year
Dividend per share (KRW)	Common shares	10,000	5,500
	Preferred shares	10,050	5,550
Dividend yield (%)	Common shares	2.29	1.25
	Preferred shares	3.47	2.25
Total pay out (KRW billion)		1,563.8	886.7
Net income (KRW billion)		10,786.7	5,959.0

5. The BOD of Samsung Electronics authorized the cash dividend plan on January 14, 2005

6. Dividend pay date : within one month after AGM Approval
   ※ Currently scheduled date for AGM : February 28, 2005